Contact

linkedin.com/in/cara-armstrong-b42573124 (LinkedIn)

Top Skills

Leadership

Public Speaking

Creative Entrepreneurship

Honors-Awards

Hospital Hero Award

Patents

Apparatus and method for preparing ingredients for a baby bottle using a concentrated solution

Apparatus and method for preparing ingredients for a baby bottle using a concentrated solution

Cara Armstrong

Founder and CEO of Baby Barista

Thousand Oaks

Summary

Cara Armstrong is a mother to three children, Amber 20, Jack 12 and Mia 9. She has worked as a registered nurse in a busy Emergency Room for twelve years. When Cara's youngest daughter Mia was born with Down Syndrome, breastfeeding was not an option. Cara wanted to provide the absolute best for her daughter and so she began the quest to make the perfect bottle. Cara asked herself many questions about the traditional bottle making process. Why did it take so long? Why wasn't bottle making an automated process? Why not invent a market disrupting machine to help other moms like herself? Her response to those questions resulted in Baby Barista, a patented and trademarked bottle making solution that allows parents and caregivers to make the perfect bottle in under 30 seconds from a smartphone app. Cara and her family have appeared in many commercials together for major brands including: Cheerios, Samsung, Baby Born, Teleflora and Walmart. She recently appeared on ABC's popular show The View on behalf of Teleflora's "Love Makes a Mom" Campaign. Cara and her husband Jack live in Simi Valley, California with their three children.

Experience

Baby Barista

Founder and CEO

October 2014 - Present (6 years 8 months)

Thousand Oaks, CA

Providence Health & Services

Registered Nurse

June 2006 - June 2018 (12 years 1 month)

Tarzana